

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2025

Ernest Lee
Chief Executive Officer
FirstVitals, Inc.
2605 Camino Tassajara #2500
Danville, CA 94526

> **Re: FirstVitals, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed July 21, 2025**
> **File No. 024-12598**

Dear Ernest Lee:

We have reviewed your amended offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 7, 2025 letter.

Amendment No. 4 to Offering Statement on Form 1-A
Plan of Operations
Memorandum of Understanding with AI Developer, Augere Medical AS, page 39

1. We note your disclosure that you have entered into a memorandum of understanding with AI developer Augere Medical AS. Please state clearly if this memorandum of understanding is binding or not. Additionally, please file this memorandum of understanding as an exhibit or tell us why you believe you are not required to do so. Please refer to Item 17(6) of Part III of Form 1-A.

2. We note your disclosure that you intend to make a $2,000,000 investment into Augere in return for a 10% equity stake in Augere and that you intend to make certain milestone payments to Augere totaling $1,250,000. Given that this is a best efforts offering and you are not employing a minimum offering amount, please disclose how

you will proceed if you do not raise enough funds to cover all of these costs. Your disclosure should also address whether you would move forward with a minority investment into Augere if the size of the investment relative to your total assets would give rise to potential concerns about you operating as an unregistered investment company under the Investment Company Act of 1940. Additionally, please revise your Use of Proceeds disclosure to reflect the payments to Augere.

Please contact Kristin Lochhead at 202-551-3664 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Nicholas O'Leary at 202-551-4451 or Conlon Danberg at 202-551-4466 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Conn Flanigan, Esq.